UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Xiao Zongwei
	Name:	Xiao Zongwei
	Title:	Joint Company Secretary
Dated: May 15, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated May 14, 2009, entitled “Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-resident Enterprises in Respect of 2008 Final Dividend and Change of Book Closure Period.”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING
AND PAYMENT OF ENTERPRISE INCOME TAX FOR
NON-RESIDENT ENTERPRISES IN RESPECT OF
2008 FINAL DIVIDEND
AND
CHANGE OF BOOK CLOSURE PERIOD

Reference is made to the 2008 annual results announcement issued by CNOOC Limited (the "Company") on 31 March 2009. The board of directors of the Company (the "Board") proposed to distribute final dividend for the year ended 31 December 2008 of HK$0.20 per share (pre-tax) (the "2008 Final Dividend") to the shareholders of the Company. The 2008 Final Dividend is subject to the approval at the annual general meeting of the Company to be held on 27 May 2009.

The Company has recently received the "Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management" issued by the State Administration of Taxation of the People’s Republic of China (the "SAT") (the "Notice"). The implementation of the Notice commenced from 1 January 2008. Pursuant to the "Enterprise Income Tax Law of the People’s Republic of China" (the "Enterprise Income Tax Law") and the "Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China" (the "Implementation Rules"), both implemented in 2008, and the Notice, since the Company is a Chinese-controlled Offshore Incorporated Enterprises, the Company is likely to be regarded as a Chinese Resident Enterprise and, if so, it could be required to withhold and pay Enterprise Income Tax for its non-resident enterprise shareholders to whom the Company pays the 2008 Final Dividend. The withholding and payment obligation lies with the Company.

In the event that the Company is not regarded as a Chinese Resident Enterprise and hence no enterprise income tax should have been withheld, to the extent that such tax remains in the custody of the Company and so far it is legally able to do so, the Company will procure such tax to be refunded to the relevant shareholders whose tax had been withheld pursuant to the arrangements set out below.  The Company would make a further announcement in such event.

The Board hereby advises on the distribution of the 2008 Final Dividend and the enterprise income tax withholding arrangements under the Enterprise Income Tax Law and the Implementation Rules as follows:

In order to determine the shareholders of the Company who are entitled to receive the 2008 Final Dividend and considering the time needed for the shareholders of the Company to make relevant arrangements in respect of the enterprise income tax withholding measure described in this announcement, the Company changes the book closure period as follows: the Company’s register of members will be closed from 27 May 2009 (Wednesday) to 3 June 2009 (Wednesday)  (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for the 2008 Final Dividend, all share transfer documents including transfer forms and share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong  for registration not later than 4:30 p.m. on 26 May 2009 (Tuesday). As a result of the change in book closure period, the date of payment of the 2008 Final Dividend will also be postponed. The 2008 Final Dividend is expected to be paid on or about 18 June 2009 to those shareholders on the Company’s register of members on 3 June 2009 (Wednesday) (the "Record Date"). For the avoidance of doubt, the Company’s register of members will not be closed from 20 May 2009 to 26 May 2009 (both days inclusive). This announcement also constitutes a notice pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong).

Pursuant to the Notice, the Enterprise Income Tax Law and the Implementation Rules, the Company is likely to be required to withhold 10% enterprise income tax when it distributes the 2008 Final Dividend to its non-resident enterprise shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2008 Final Dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2008 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members on the Record Date.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on, 26 May 2009 (Tuesday).

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board CNOOC Limited Xiao Zongwei Joint Company Secretary

Hong Kong, 14 May 2009

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao